Filed by Digitas Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Modem Media, Inc. Commission File No.: 000-21935

July 2004

Investor Presentation

Safe Harbor

Before we get started, I’d like to remind everyone that our discussion today may include forward looking statements, which may involve risks or uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements. For a discussion of these potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. They apply to our oral and written comments.

Digitas is a relationship marketing services firm.

We help our clients attract, retain, and grow the most profitable customer relationships in their industries

Digitas Value Proposition to Our Clients

1 Most Loyal Customers in Your Industry Brand Value

Marketing Engine

Margin/Customer (Reinvestment Potential)

2 Highest Profit per Customer in Your Industry

Services

Marketing Strategy & Enablement

Customer Strategy

Research & Planning

Analytics

Marketing Data & Technology Enablement

Marketing Agency Services

Digital Marketing

Internet Solutions

Live Channels

Promotions

Direct Marketing / Direct Response

Creative

Client Life Cycle

Digitas Share of Marketing Spend

Enablement

Agency

Time

High Quality Revenue

Flagship Clients Represent

70% of fee revenue

10% of client base

5 – 10% expected long term rate of growth

High Growth Clients Represent

20% of fee revenue

40% of client base

15 – 30% expected long term rate of growth

Seed Clients Represent

10% of fee revenue

50% of client base

30 – 50% expected long term rate of growth

Over Twenty Years of Deep Client Partnerships

Financial Highlights

Highly predictable revenue model with stable customer base

Consistently high margin performance

Gross margins 41%+

EBITDA 15%+

Strong cash flow generation history

11 consecutive quarters of cash earnings1

14 consecutive quarters of cash growth2

DSOs of 30 days (6/30/04)

High efficient operating model

Opportunities to realize operating leverage with revenue increase

Strong balance sheet

$93.8MM in cash (6/30/04)

Less then $500k in long-term debt

1 Excludes restructuring, stock based compensation and amortization of intangible assets

2 Excludes the use of $25 million in cash associated with self tender offer executed during the first quarter of 2003.

Proven History of Revenue Growth Fee Revenue (in millions)

$ 400

$ 350

$ 300

$ 250

$ 200

$ 150

$ 100

$ 50

$-

$19 $33 $45 $43 $50 $66 $83 $101 $122 $187 $288 $236 $204 $209 $235-$245

1 3 Ye a r CAGR = a p p r o x 2 0%

1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 *

* Fee revenue guidance for FY 2004 offered by Digitas in its press release of July 15, 2004. The guidance represents a point-in-time estimate made on July 15, 2004. Digitas expressly disclaims any current intention or obligation to update this forecast.

Profitable, Sustainable Business Model

Pre-tax Cash Margin*

20.0%

16.0%

12.0%

8.0%

4.0%

0.0%

-4.0%

16.2% 14.3% 13.9% 13.7% 13.1%

45.3% 45.0% GM%

33.0% 40.9% 41.4% 42.0%

-1%

1999 2000 2001 2002 2003 1st Half

2004

* Before depreciation, amortization of intangibles, stock based compensation, and restructuring charges (reversals)

Working Capital 2002—2004

DSO

Days 50 40 30 20 10 0

37 32 30 30 24 23 19

Q4 Q1 Q2 Q3 Q4 Q1 Q2

2002 2003 2004

Cash

Millions $ 100 $ 80 $ 60 $ 40 $ 20 $-

$ 94 $ 81 $ 74 $ 69 $ 63 $ 48 $ 52

Q4 Q1* Q2 Q3 Q4 Q1 Q2

2002 2003 2004

* Includes the use of $25 million in cash associated with self tender offer executed during the first quarter of 2003.

Guidance

Third Quarter Full Year

2004 2004

Revenue * $58—$61MM $235—$245MM

Adjusted

$0.09 - $ 0.11 $0.38 - $ 0.45

Cash EPS */**

GAAP EPS * $0.08 - $ 0.10 $0.35 - $ 0.42

* The guidance represents a point-in-time estimate made on July 15, 2004. Digitas expressly disclaims any current intention or obligation to update this forecast **Net income before non-cash charges for amortization of intangibles and stock-based compensation

Target Operating Model

Target Operating

Model

Revenue Growth 15-25%

Gross Margin 44-46%

EBITDA Margin 18-20%

EBITA Margin 14-16%

Investment Highlights

Large, growing market opportunity – fundamental shift from advertising to marketing – and toward outsourcing

Established unique end-to-end integrated personalized, “one-to-one” relationship marketing solutions

– High, Measurable ROI

Large, scalable, long-term relationships with Fortune 500 clients

– 93% of 2003 revenues from existing clients – predictable, recurring revenues

Talented, experienced management team and relationship account managers

– Average senior management tenure at Digitas is 8 years; 20 years total in industry

Proven execution; Strong financial performance

– Consistently high margins: Gross Margin 41%+; EBITDA 15%+

– Strong cash flow generation

Modem Media Transaction

Strategic Rationale

Two companies with similar strategies, clients and cultures

Scale and Leadership

– Market leader in Interactive and database marketing

– Increased scale at overlapping clients (e.g. Delta, AOL, GM, Schwab)

– Increased scale in SF and London

– Share best practices especially in website design and analytics

– Dual brand strategy to increase available market

Combined Clients

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of Modem Media by Digitas and the proposed date of the stockholders meetings are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Digitas stockholder approval and Modem Media stockholder approval; the risk that the benefits of Digitas’ acquisition of Milton will not be achieved or will take longer than expected; and other risks that are described from time to time in Digitas’ and Modem Media’s Securities and Exchange Commission reports (including but not limited to Digitas’ Form 10-K for the fiscal year ended December 31, 2003, Modem Media’s Form 10-K for the fiscal year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Digitas’ or Modem Media’s results could differ materially from Digitas’ or Modem Media’s expectations in these statements. Digitas and Modem Media assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

Digitas and Modem Media will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Digitas are available free of charge by contacting Digitas Investors Relations, Digitas Inc., Prudential Tower, Boston, Massachusetts 02199, (617) 867-1000, and documents filed with the SEC by Modem Media are available free of charge by contacting

Modem Media Investor Relations, 230 East Avenue, Norwalk, Connecticut 06855, (203) 299-7000.

Participants in Solicitation

Digitas and Modem Media, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in connection with the merger and related items. Information regarding the directors and executive officers of Digitas and their ownership of Digitas shares is set forth in the proxy statement for Digitas’ 2004 annual meeting of shareholders. Information regarding the directors and executive officers of Modem Media and their ownership of Modem Media shares is set forth in the proxy statement for Modem Media’s

2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.